FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
Changes to arrangements for AGM

17 April 2020 11:00 BST

Changes to arrangements for Annual General Meeting

AstraZeneca PLC (the Company) today announced important changes to the arrangements for the Company's forthcoming Annual General Meeting (AGM).

The Board of Directors of the Company has been closely monitoring the evolving COVID-19 situation. The safety and security of our workforce and our shareholders is paramount and therefore, in compliance with the 'Stay at Home Measures' passed into law in England and Wales on 26 March 2020, the AGM will now take place as a closed meeting at the Company's corporate office at Academy House, 136 Hills Road, Cambridge, CB2 8PA on Wednesday 29 April 2020 at 14:30 BST. It will not be possible for shareholders to attend the meeting in person.

Shareholders are strongly encouraged to appoint the Chairman of the AGM as their proxy. This means that the Chairman of the AGM will be able to vote on their behalf, and in accordance with their instructions, at the AGM.

Further information, including about how shareholders may engage with the Board, is set out in a letter to shareholders available on the AGM section of the Company's website, at www.astrazeneca.com/agm.

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal and Metabolism, and Respiratory. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 April 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary